Filed Pursuant to Rule 253(g)(2)
File No. 024-10926

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 11 DATED JANUARY 2, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Semi-Annual Net Asset Value (“NAV”) Per Share as of December 31, 2019; and
•	Status of Our Share Redemption Plan.

Net Asset Value as of December 31, 2019

As of December 31, 2019, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2019 [1]
ASSETS
Investments, at fair value	$41,668
Real estate properties, at fair value	788
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	-
Other real estate investments, at fair value	40,880
Non-real estate-related investments, at fair value	-
Cash and cash equivalents	2,501
Other assets	1,398
Total Assets	$45,567

LIABILITIES
Accounts payable	$71
Due to related party	100
Dividends payable [2]	552
Settling subscriptions	12
Total Liabilities	$735

NET ASSETS CONSIST OF:
Fundrise Growth eREIT III, LLC Members’ Equity:
Common shares; 4,480,958 shares outstanding, net of offering costs, on December 31, 2019	$44,284
Retained Earnings (Accumulated deficit)	(902)
Net adjustments to fair value	1,450
NET ASSETS	$44,832
NET ASSET VALUE PER SHARE, on 4,480,958 shares outstanding for the period ended December 31, 2019 [3]	$10.00

[1] Estimated Balance Sheet as of December 31, 2019.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2019 that relate to the first semi-annual period of 2020.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2019.

On January 2, 2020, the Company announced that its net asset value per share (“NAV”) as of December 31, 2019 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended December 31, 2019, we redeemed approximately 165,120 common shares pursuant to our share redemption plan.